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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52937

RECEIVED APR 07 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN SECURITIES GROUP, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 FIRST AVENUE SOUTH, SUITE 287
(No. and Street)

ST. PETERSBURG	FL.	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICAH J. ELDRED 727-502-0508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KINGERY & CROUSE, PA.
(Name – *if individual, state last, first, middle name*)

2801 WEST BUSCH BLVD. #200	TAMPA,	FL.	33618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MICAH J. ELDRED, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPARTAN SECURITIES GROUP, LTD., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2004
and
Independent Auditors' Report

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

TABLE OF CONTENTS


KINGERY
&CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Spartan Securities Group, Ltd.:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. (a Florida limited partnership) (the "Partnership") as of December 31, 2004, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Partnership as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kingery & Crouse, PA

February 24, 2005

2801 West Busch Boulevard, Suite 200, Tampa, Florida 33618
Phone: 813.874.1280 ■ Fax: 813.874.1292 ■ www.TampaCPA.com

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	440,877
Receivable from clearing broker		220,780
Securities owned, at market value		69,557
Securities owned - restricted, at market value		25,550
Furniture, fixtures and equipment – net of accumulated depreciation of $3,806		29,079
TOTAL	$	785,843

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payable to broker	$	52,571
Securities sold, not yet purchased, at market value		19,347
Commissions payable		45,000
Accounts payable and other liabilities		13,078
Total liabilities		129,996
Partners' capital		655,847
TOTAL	$	785,843

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Securities commissions and fees	$	223,633
Investment banking		216,932
Trading gains and losses		373,214
Interest and dividend income		16,388
Other		6,387
Total revenues		836,554
EXPENSES:		
Compensation, commissions and benefits		275,924
Clearance and execution costs		87,424
Communications and information technology		79,428
Occupancy and equipment costs		54,939
Other administrative expenses		172,797
Business development		16,488
Interest		5,820
Total expenses		692,820
Net income	$	143,734

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance – December 31, 2003	$ 532,113
Capital contributions	35,000
Partners' distributions	(55,000)
Net income	143,734
Balance – December 31, 2004	$ 655,847

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	143,734
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		33,030
Increase (decrease) in cash flows from changes in operating assets and liabilities:		
Securities owned		(25,487)
Receivable from clearing broker		141,459
Accounts payable and other liabilities		6,187
Securities sold, not yet purchased		27
Commissions payable		45,000
Payable to broker		52,571
NET CASH PROVIDED BY OPERATING ACTIVITIES		396,521
CASH FLOWS USED IN INVESTING ACTIVITIES -		
Purchases of property and equipment		(27,629)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		35,000
Partners' distributions		(55,000)
NET CASH USED IN FINANCING ACTIVITIES		(20,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		348,892
CASH AND CASH EQUIVALENTS – Beginning of year		91,985
CASH AND CASH EQUIVALENTS – End of year	$	440,877
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION :		
Interest paid	$	5,820
Income taxes paid	$	-

See notes to financial statements.

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (the "Partnership") is a Florida limited partnership that is a member of the National Association of Securities Dealers (NASD) and is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which may impact the Partnership's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") became effective May 30, 2004. The Partnership will continue in existence until December 31, 2011, unless extended by the General Partner to a date not later than December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The following summarizes the Partnership's accounting policies:

> ***Securities Transactions*** – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis and the recognition of commission income and related expenses are recorded on a trade date basis. Amounts receivable and

payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3(k) (2) (ii) of the Securities and Exchange Commission.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents – The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds. The Partnership has not experienced any losses in such accounts. Management believes the Partnership is not exposed to any significant credit risk related to cash and cash equivalents.

Allowance for Doubtful Accounts – The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2004 have been recovered subsequent to year end.

Fair Value of Securities - Securities owned or sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties.

Substantially all of the Partnership's financial assets and liabilities are carried at market value or amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Furniture, Fixtures and Equipment – At December 31, 2004, furniture and fixtures amounted to $1,562 and equipment amount to $31,323. Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. For the year ended December 31, 2004, depreciation expense amounted to $3,280. Expenditures for repairs and maintenance are charged to operations as incurred.

Income Taxes - The Partnership is not subject to federal and state income taxes; therefore, no provision for income taxes is provided in these financial statements. Each partner will report their pro rata share of the Partnership's results of operations on their respective income tax returns.

Advertising Costs – Advertising costs are charged to operations as incurred and amounted to $3,063 for the year ended December 31, 2004.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2004. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that these new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	*Sold, Not Yet Purchased*
Equities	$ 95,107	$ 19,347

NOTE D – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Partnership leases its office space under an operating lease agreement expiring in April 2005. For the year ended December 31, 2004, rent expense was approximately $18,000.

Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. During the year ended December 31, 2004, there were no management fees incurred as the General Partner waived the requirement for the Partnership to pay such fees.

During the year ended December 31, 2004, the Partnership paid approximately $8,000 to a related stock transfer company for clearing charges and reimbursement of other operating expenses.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE F – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership's statutory net capital of $590,458 was $490,458 in excess of its required net capital of $100,000. At December 31, 2004, the Partnership's aggregate indebtedness to net capital ratio was .19 to 1.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Net capital:		
Total partners' capital	$	655,847
Total partners' capital qualified for net capital		655,847
Deductions:		
Furniture, fixtures and equipment – net		29,079
Total deductions		29,079
Net capital before haircuts on securities positions (tentative net capital)		626,768
Haircuts on securities:		
Trading and investment securities		36,016
Other – excess haircut		294
Total haircuts on securities		36,310
Net capital	$	**590,458**
Less: Minimum net capital requirements per Rule 15c3-1 (a-3) Greater of 6⅔ % of aggregate indebtedness or $100,000	$	100,000
Excess net capital	$	490,458
Excess net capital at 1000%	$	579,393
Aggregate indebtedness:		
Accounts payable and other liabilities	$	13,078
Commissions payable		45,000
Payable to broker		52,571
Total aggregate indebtedness	$	110,649
Ratio: Aggregate indebtedness to net capital		**.19 to 1**
Reconciliation of net capital to Partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital as reported in Partnership's Part II unaudited FOCUS report	$	590,458
Adjustments: none		-
Net capital, per above	$	590,458

See notes to financial statements.


KINGERY
&CROUSE PA
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Spartan Securities Group, Ltd:.

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. (the "Partnership") as of and for the year ended December 31, 2004, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. *Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)*

2. *Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13*

3. *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System*

4. *Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3*

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 ■ FAX: 813.874.1292 ■ WWW.TAMPACPA.COM

consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kingery & Crouse, PA

February 24, 2005